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                            December 16, 2022

       David Hui Shao
       Chief Executive Officer
       YishengBio Co., Ltd
       Building No. 2, 38 Yongda Road
       Daxing Biomedical Industry Park
       Daxing District, Beijing, PRC

                                                        Re: YishengBio Co., Ltd
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted December
7, 2022
                                                            CIK No. 0001946399

       Dear David Hui Shao:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-4

       Frequently Used Terms, page 4

   1. We note your response to prior comment 1 and reissue. Please revise your definition of
                                                        "China" or "PRC" to
clearly state that the legal and operational risks associated with
                                                        China also apply to
Hong Kong and Macau.
 David Hui Shao
FirstName
YishengBioLastNameDavid   Hui Shao
           Co., Ltd
Comapany16,
December  NameYishengBio
              2022         Co., Ltd
December
Page 2    16, 2022 Page 2
FirstName LastName
Questions and Answers About the Proposals
Q: What shall be the relative equity stakes of Summit Shareholders, YS Biopharma shareholders immediately after the consummation of the Busi, page 13

2. We note your response to prior comment 2 and the changes made to your tabular disclosure on pages 13 and 14. The sum of the share amounts and ownership interests presented in these tables do not equal the total pro forma shares outstanding, presumably due to double-counting within the (a) Sponsor, (b) Sponsor and certain Summit directors as a group and (c) Sponsor and its affiliates' total potential ownership interest line items.
         Please revise your tables so that they are mathematically accurate and agree to the pro forma shares outstanding presented elsewhere in the document. In this regard, consider presenting those line items that are not included in the total pro forma shares outstanding below the tables for informational purposes.
Summary of the Proxy Statement/Prospectus
The Parties to the Business Combination (page 218)
YS Group, page 29

3. We note your response to prior comment 3, including your revised footnote disclosure where you discuss the Concert Agreement and disclosure that "[t]he Concert Agreement will continue after the Business Combination and shall remain effective unless otherwise terminated by mutual consent of the Concert Parties." Given that Mr. Yi Zhang is a party to the Concert Agreement, please update your potential controlled company disclosure on page 49, risk factor disclosure on page 119 and your disclosure of YS Group and YS
         Biopharma Relationships and Related Party Transactions on page 369 to discuss the
         Concert Agreement.
Proposal No. 1 - The Business Combination Proposal
Background of the Business Combination
Timeline of the Business Combination, page 163

4. We note your response to prior comment 5, including your revised disclosure on page 163 where you discuss how negotiations evolved during the course of the parties exchanging letters of intent and reissue in part. For example, you state that "on June 17, June 22, and
         June 26, 2022, respectively, YS Biopharma and Summit exchanged several revised versions of the Second Draft LOI." Please update your disclosure to discuss each party's position on the material issues negotiated in the several revised versions of the
         Second Draft LOI and how and why such issues evolved to the resulting Near-Final LOI or otherwise advise.
Valuation Analysis - Projected Information, page 174

5.       You disclose that the revenue projections prepared by ValueScope were based on
         estimates of the YSJA rabies, PIKA rabies and PIKA recombinant COVID-19 vaccines,
 David Hui Shao
FirstName
YishengBioLastNameDavid   Hui Shao
           Co., Ltd
Comapany16,
December  NameYishengBio
              2022         Co., Ltd
December
Page 3    16, 2022 Page 3
FirstName LastName
         taking into consideration the clinical status and expected regulatory approval pathway and timeline for each applicable product. You also disclose that ValueScope reviewed projections provided by YS BioPharma's management and adjusted and postponed the potential launch dates for PIKA rabies and PIKA recombinant COVID-19 vaccines and adjusted the projected market share ramp up accordingly. Please revise to provide more detail as to how these estimates impacted your revenue projections. In this regard, disclose the assumptions with respect to the timing of regulatory approval and potential launch dates and quantify the projected market share ramp up in each period. Summary of Valuation Analysis and Opinion of Financial Advisor to the Summit Board
Projected Information, page 174

6. We note your disclosure of the financial projections used and accompanying cautionary language. Specifically, on page 175, where you state that due to the inherent uncertainties in financial projections, "shareholders are cautioned not to place undue, if any, reliance on projections" and on page 176, where you state "[shareholders] ARE CAUTIONED NOT
         TO RELY ON THE PROJECTIONS." While it may be appropriate to caution investors not to place undue reliance upon prospective financial information, it is not appropriate to tell readers to not rely upon them at all since they are included in your registration statement. Please delete the words "if any" and revise your disclosures accordingly. In addition, we note your disclosure on page 176 and 177 where you disclose that there is no intention to update or revise the forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all the assumptions underlying the forecasts are shown to be in error. Given the amount of time that appears to have passed since the Valuation Date, please tell us whether or not the projections still materially reflect management's views on future performance and whether you intend to revise the forecast to reflect the occurrence of future events prior to the consummation of the Business Combination.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 324

7. We note your response to our prior comment 11 and reissue. Please address the following in your response as it relates to the 10,000,000 Public Warrants specifically:
             Explain your analysis of the Tender Offer Provision described in
Section 4.5 of the
             Warrant Agreement filed as an exhibit to Summit's Registration Statement on Form
             S-1 in determining that liability classification was required. In this regard, explain how you applied the guidance in ASC 815-40-55-2 through 815-40-55-6 when analyzing the Tender Offer Provision.
             Explain whether the consummation of the business combination, and particularly the elimination of the dual class structure of your common shares, impacts your analysis under the guidance referenced above.
8. You disclose at F-15 that on October 12, 2022, Summit had drawn down $700,000 under the Convertible Promissory Note that may be converted into warrants. Please tell us how
 David Hui Shao
YishengBio Co., Ltd
December 16, 2022
Page 4
      you considered its pro forma impact on the balance sheet, as well as the need to disclose it as part of the equity instruments excluded from the pro forma share balances in Note (4) at page 330.
General

9.    We note your new risk factor on page 130 where you disclose that the
Business
      Combination may be subject to review and approval by the Committee on Foreign
      Investment in the United States (   CFIUS   ), including your disclosure
that certain
      transactions "may be subject to mandatory pre-closing CFIUS filing requirements." Please update your risk factor to disclose whether or not the Business Combination is subject to the mandatory pre-closing CFIUS filing requirements or otherwise advise.
10. We note your response to prior comment 14 and reissue. While you have removed your disclosure on pages 41 and 42 and "confirmed with Summit, YS Biopharma and the
      Sponsor that such persons do not intend to pursue any such transactions," your risk factor
      disclosure at the bottom of page 127 still states, "Sponsor, Summit   s
directors, officers
      and their affiliates may elect to purchase shares or warrants from Summit Public
      Shareholders, which may influence a vote on the Business Combination and reduce
      Summit   s public    float."" Please provide your analysis on how such
purchases comply
      with Rule 14e-5 or otherwise advise.
       You may contact Li Xiao at 202-551-4391 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Jason Drory at 202-551-8342 with any other questions.



                                                            Sincerely,
FirstName LastNameDavid Hui Shao
                                                            Division of
Corporation Finance
Comapany NameYishengBio Co., Ltd
                                                            Office of Life
Sciences
December 16, 2022 Page 4
cc:       Dan Ouyang, Esq.
FirstName LastName